=================================================================

                  SECURITIES AND EXCHANGE COMMISSION
                        450 Fifth Street, N.W.
                     Washington, D. C.   20549
                 ----------------------------------

                             FORM 10-SB
            General Form for Registration of Securities

                Pursuant to Section 12(b) or (g) of
                The Securities Exchange Act of 1934


                      Reward Enterprises Inc.
       (Exact name of registrant as specific in its charter)

Nevada                             Applied For
(State of Incorporation)           (I.R.S. Employer
                                   Identification No.)

                          5000 Miller Road
         Richmond, British Columbia, Canada        V7B 1Y3
       (Address of executive offices, including postal code)


Registrant's telephone number:      (604) 275-6519

Copies to:                           Conrad C. Lysiak, Esq.
                                     601 West First Avenue
                                     Suite 503
                                     Spokane, Washington   99201

 Securities to be registered pursuant to Section 12(b) of the Act:

                                NONE
-----------------------------------------------------------------
                          (Title of Class)

 Securities to be registered pursuant to Section 12(g) of the Act:

                            COMMON STOCK
 -----------------------------------------------------------------
                          (Title of Class)
 ==================================================================

ITEM 1.   DESCRIPTION OF BUSINESS.

History

     Reward Enterprises Inc. (the "Company") was incorporated under the laws of the State of Nevada on December 12, 1997, as Sports
Entertainment Productions, Inc. to engage in the business of Internet entertainment including gaming. In July 1998, the Company changed its name to Reward Enterprises Inc.

Operations

     The Company's is a start-up business and has not commenced operations as of the date hereof other than an undertaking of a market analysis and development of a virtual casino website. As such, the following reflects the Company's proposed plan of operation. There is no assurance however, that the Company will ultimately be able to implement its plan of Internet Gaming.

Internet Gaming

     The Company plans to offer on the Internet, casino-style gaming opportunities including baccarat, blackjack and poker through a wholly owned subsidiary corporation called the Margarita Company. The Company intends to incorporate the Margarita Company on the island of Margarita in the Venezuelan state of Nueva Esparata. As of the date hereof, the Company has not incorporated the Margarita Company and has not established its web-site on the Internet. The Company intends to establish its web-site under the name of "CasinoReward," however, there is no assurance that Margarita Company will ever be incorporated; that the CasinoReward Gambling name will be available for the Company's gaming operation; or, that the Company will begin operations as planned.

Software

     In order to initiate its gaming operations, the Company has entered into a non-exclusive software license agreement with Chartwell Technologies Inc. ("Chartwell") of Laguna Hills, California to acquire and develop all software necessary to conduct the Internet gaming activity and to handle all Internet cash transactions connected
therewith.   The software is customized and is a full service gaming
system which includes twelve casino games, a back-end administrative utility with remote access, I.P. Tracking, e-Commerce software and technical support. The software is currently licensed to others at a number of other Internet sites such as: www.casino.com;

www.777casino.net; www.truebet.com; www.oldvegas.com; and, www.instacash.com. The Company does not intend to undertake any software development or research, but intends to rely entirely on the efforts of Chartwell. The Company may not license the software to anyone other than wholly owned subsidiary corporations of the Company.

     Pursuant to the terms of the license agreement with Chartwell, the Company paid Chartwell $20,000 upon the execution of the agreement and will make three additional payments of $10,000 each at three month intervals. In addition, the Company will pay Chartwell $8,000 for the purchase of a server and associated software. Chartwell will also receive 30% of the Company's gross revenues from its gaming operations up to a maximum of $100,000; 20% thereafter, up to a maximum of $1,000,000; and 15% of the Company's gross revenues from gaming thereafter. Upon the execution of the agreement, the Company paid Chartwell $5,000 for its website design and development and will pay Chartwell an additional $5,000 upon completion of the website. The initial agreement is for a period of two years and is renewable thereafter at the Company's option, provided that the Company makes a written election to renew the same at least 90 days prior to the termination date.

     In the event that Chartwell ceases operations for any reasons or refuses to renew its agreement with the Company, the Company will have to cease operations.

The Website

     The Company's website will be accessible to customers with a minimum hardware configuration consisting of a 486 personal computer with Windows 95 or greater, with 16 MB RAM, 20 MB free hard disk space, a 14,400 modem and a direct PPP Internet connection. All games will be provided in a Windows-based, menu driven format with "point and click" interactivity.

     Persons who wish to gamble will be able to subscribe for membership over the Internet by completing an application form appearing at the website. Part of the application process requires that the subscriber open an account and make a minimum deposit into such account. The account will be located in the Margarita Island and all moneys will deposited there and winnings will be paid from there to the customer.

     The website will be controlled by the Company and will be designed to invite customers to sign up and apply for a membership. After a membership application is reviewed, it is either accepted or rejected based on criteria including, but not limited to, age and geographic location of the customer. The Company's policy will be to accept subscriptions only from persons of the legal age of majority and believed to reside in jurisdictions that are not known to expressly prohibit Internet gaming. Upon acceptance, the approved customer is then given a username and password and is thereby able to access the Company's gaming server over the Internet through their Internet service provider.

     The Company's website will allow customers to review all terms, rules and conditions applicable to gaming and other uses at the site. All gaming winnings and losses are debited and credited to the customer's account on a real-time basis. All games are conducted pursuant to house rules and advantages that are published at the website and which are as favorable or more favorable than those used by major land based casinos.

     The gaming opportunities offered at the proposed website have been designed similar to that of a land based style casino and include among the gaming menu items various games including blackjack, video poker, slots and roulette. Customers use the Windows format of commands to carry out gaming activities. The website will initially be written in English.

The Margarita Company

     The Company intends to incorporate a wholly owned subsidiary which will be registered in Venezuela and operate from the island of Margarita. As of the date hereof, the Margarita Company has not been incorporated and there is no assurance that the Margarita Company will ever be incorporated.

     Margarita Island is located 24 miles off the northeast coast of Venezuela, has a surface area of 1071 square kilometers and has a population of 350,000.

     Combined with the nearby islands of Coche and Cubaque, they form the Nueve Esparta State in Venezuela. The official language is Spanish and the primary economic activities are tourism, duty free shopping, and fishing. Originally discovered in 1498 by the Spanish, the island became a free province in 1811.

     The communication system of the island is fiber optic based, thus providing a significant advantage as compared to systems of other
Caribbean countries which are typically copper wire based.

     All of the Company's Internet gaming and related banking operations will be carried out by the Margarita Company pursuant to the nonexclusive Software License Agreement entered into with Chartwell.
The hardware and software platforms on which the Company's Internet gaming operations will be conducted, including all computer servers, will be located and operated by Company staff in Margarita. The
Company may maintain a redundant server located in North America in order to monitor gaming operations.

     The Margarita Company's operations will be sanctioned by the government of Venezuela pursuant to a license from the Venezuela government permitting the Margarita Company to conduct a virtual casino service on the Internet. The government license will be for a period of years, subject to the Margarita Company's right to renew for extensions subject to payment of annual license renewal fees. As of the date hereof, the Company has not obtained its gambling license on the island of Margarita and there is no assurance that the Company will ever be able to obtain such a license.

Principal Markets

     Use of the Company's gaming website is available to any person of legal majority age residing in a jurisdiction in which Internet gaming is legal. Those persons visiting the site that do not wish to gamble may play the games free of charge in the free game area.

     The Company intends to advertise and promote its gaming business in all available advertsining mediums, subject to compliance with applicable laws. As of the date hereof, the Company has not initiated any research to determine the parameters in which it may advertise.

Competition

     The Company will compete with other companies marketing gaming related entertainment products and services. Industry information indicates that there are currently in excess of 280 Internet gaming websites, each of which is actively seeking to increase its user base of gamblers. Many of the Internet gaming sites utilize software developed for their own purposes. There are at least four other firms such as Chartwell that are in the business of licensing their proprietary gaming software systems. Each of these, including Chartwell, are actively seeking to increase the number of their licensed sites.

     The Company expects to encounter significant competition from existing providers of Internet gaming operations and expects to encounter increasing competition as additional Internet gaming service providers come on-line. Many of the Company's potential competitors have or may have, as the case may be, greater capital and other resources than the Company and may choose to adopt a marketing plan similar to that proposed by the Company. There can be no assurance that the Company will be able to generate meaningful revenues or earnings from its proposed Internet gaming operations or otherwise successfully compete in the future.

     The Company believes that its ability to compete favorably is enhanced by the fact that the Chartwell software is Java based, thus allowing users to log on to the Company's site and begin play immediately after completion of financial arrangements. Many existing Internet gaming sites utilize software written in languages other than Java, which require users to obtain a disk or CD-ROM in order to play, or are required to spend lengthy periods of time downloading software programs. In addition, the communication infrastructure in Margarita Island is fiber optic based, thus allowing more traffic to access the site at any one time as compared to standard copper wire lines. Copper line telephone systems are prevalent throughout most of the Caribbean Islands.

     The Company may have difficulty in attracting users to its site if it is unable to construct its virtual casino in such a fashion as to provide a unique and enjoyable gaming experience for players. In addition, the Company recognizes the need to spend funds on advertising and promotion of its site through a host of Internet sites that management believes are visited by potential gaming customers.

Testing

     The Company estimates that the Margarita Company facility and website will be fully developed and commercialized prior to the end of fourth quarter 1999. Standard beta testing of the site will take place but is not anticipated to be onerous since the Software has been proven to successfully operate with a number of other online gaming sites.

Government Regulation

     Gaming activities are stringently regulated in the United States and most developed countries and are based upon policies that are concerned with, among other things, (i) the prevention of unsavory or unsuitable persons from having a direct or indirect involvement with gaming; (ii) the establishment and maintenance of responsible accounting practices and procedures; (iii) the maintenance of effective controls over the financial practices of licensees, including the establishment of minimum procedures for internal fiscal affairs and the safeguarding of assets and revenues, providing reliable record keeping and requiring the filing of periodic reports with the governing jurisdictions; (iv) the prevention of cheating and fraudulent practices; and (v) the provision of a source of government revenue through taxation and licensing fees.

     At the present time, the Company believes that a number of developed countries, including Australia and several countries in Europe, the Caribbean, Latin America, the Middle East, Asia, and Africa do not prohibited Internet gaming activities. However, gaming over the Internet is a new industry and some or all of these foreign jurisdictions may take action to more severely regulate or even prohibit Internet gaming operations in their jurisdictions.

     The Company believes that as of the date of this registration statement, many federal and state prosecutorial agencies in the United States have taken the position that the provision of Internet gaming services to residents of the United States is subject to existing federal and state laws which generally prohibit the provision of gaming opportunities, except where licensed or subject to exemption. It is the Company's understanding that many providers of Internet gaming services to citizens and residents of the United States have taken the position that existing federal and state laws pertaining to the provision of gaming opportunities do not apply to Internet gaming services. In 1997, legislation was introduced to the United States Senate and House of Representatives (the Kyle bill) which, if enacted, would effectively amend the Federal Wire Statute, codified at 18 U.S.C. 1084, to prohibit Internet gaming operations to residents of the United States. (Internet Gambling Prohibition Act of 1997; S. 474 and H.R.
2380). The Company's policy will be to not offer its Internet gaming services to citizens or residents of any jurisdiction that prohibits such activities, and to otherwise endeavor to comply with laws pertaining to gaming.

     Since all aspects of the Company's operations will take place on the island of Margarita in Venezuela and the Margarita Company will be licensed to conduct Internet wagering by the sovereign state of Venezuela, the Company's operations at that location are not expected to be affected by passage of legislation in other jurisdictions.

     The Company also believes that the lack of financial security on the Internet is hindering economic activity thereon. To ensure the security of transactions occurring over the Internet, U.S. federal regulations require that any computer software used within the United States contain a 128-bit encoding encryption, while any computer software exported to a foreign country contain a 40-bit encoding encryption. There is uncertainty as to whether the 128-bit encoding encryption required by the U.S. is sufficient security for transactions occurring over the Internet. Accordingly, there is a danger that any financial (credit card) transaction via the Internet will not be a secure transaction. Accordingly, risks such as the loss of data or loss of service on the Internet from technical failure or criminal acts are now being considered in the system specifications and in the security precautions in the development of the website. There is no assurance that such security precautions will be successful.

Year 2000

     The Year 2000 issue is the result of computer programs written using two digits rather than four to define the applicable year. As a result, date sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failures or miscalculations causing disruptions of operations, including among others, temporary inability to process transactions, send invoices, or engage in similar normal business activities.

     Since the Company has yet to acquire any technology in support of its services, the planned acquisitions will most likely involve hardware and software which is relatively new and therefore management does not anticipate that it will incur significant operating expenses or be required to invest heavily in computer systems improvements to be Year 2000 compliant. As the Company makes arrangements with significant hardware and software suppliers, the Company intends to determine the extent to which the Company's systems may be vulnerable should those third parties fail to address and correct their own Year 2000 issues and take measures to reduce the Company's exposure, such as, finding alternative suppliers or requiring the suppliers to correct Year 2000 compliance issues prior to the Company acquiring the product. The Company anticipates that this will be an ongoing process as the Company begins to implement its plan of operation through 1999. There can be no assurances that the systems of suppliers or other companies on which the Company may rely on will be converted in a timely manner and will not have a materially adverse effect on the Company's systems. Additionally there can be no assurances that the computer systems necessary to maintain the viability of the Internet will be Year 2000 compliant. The Company believes that it is taking the steps necessary regarding Year 2000 compliance issues with respect to matters within its control. However, no assurance can be given that the Company's systems will be made Year 2000 compliant in a timely manner or that the Year 2000 problem will not have a material adverse effect on the Company's business, financial condition and results of operations.

Company's Office

     The Company's headquarters are located 409 Granville Street, Suite 1003, Vancouver, British Columbia, Canada V6C 1T1 and its telephone number (604) 644-5139.

Employees

     The Company is a development stage company and currently has no employees other than its Officers and Directors. The Company intends to hire additional employees as needed.

Risk Factors

     1. Company No History of Earnings. The Company has no operating history and is subject to all of the risks inherent in a developing business enterprise including lack of cash flow and service acceptance.

     2. Development and Market Acceptance of Services. The Company's success and growth will depend upon the Company's ability to market its services. The Company's success will depend in part upon the market's acceptance of, and the Company's ability to deliver and support its gaming services.

     3. Dependence on Technology Supplier. The Company is dependent upon an outside technology supplier for the preparation and creation of its web site and gaming activity. The unavailability of such services will result in the Company ceasing operations.

     4. Liquidity; Need for Additional Financing. The Company believes that it does not have the cash it needs for at least the next twelve months based upon its internally prepared budget. Further, the Company's cash requirements are not easily predictable and there is a possibility that its budget estimates will prove to be inaccurate. If the Company is unable to generate a positive cash flow, it will be required to curtail operations substantially and seek additional capital. There is no assurance that the Company will be able to obtain additional capital if required, or if capital is available, to obtain it on terms favorable to the Company. The Company may suffer from a lack of liquidity in the future which could impair its short-term marketing and sales efforts and adversely affect its results of operations.

     5. Foreign Operations Risks. The Company's principal business operations will be located on the island of Margarita in the Venezuelan state of Nueva Esparta. Venezuelan laws relating to gaming, taxation, business licensing and other areas may be different from those typically encountered in the United States. Currently, there are a number of Internet related websites operating from Margarita. Although management intends to ensure that all agreements, permits, licenses and/or regulatory approvals are adequately addressed and followed, there can be no assurance that the regulatory climate in the future in Margarita will not change in a materially negative way for the Company.

     6. Potential Liabilities. The Company could potentially encounter liabilities with respect to operation of its Internet gaming website. Prior to any user commencing play on the Company's site, the user must read and acknowledge by point and click, the respective conditions of play. Such conditions have been developed by Chartwell and form part of the standard user registration format at Chartwell's other licensed sites. The conditions specifically include the fact that the player fully understands, agrees to, becomes a party to and shall abide by all rules, regulations, terms and conditions, contained in the user play agreement.

     7. Competition. Most of the Company's competitors have substantially greater financial, technical and marketing resources than the Company. In addition, the Company's services compete indirectly with all other forms of gambling.

     8. Reliance Upon Directors and Officers. The Company is wholly dependent, at the present, upon the personal efforts and abilities of its Officers and Directors, who exercise control over the day to day affairs of the Company.

     9. Issuance of Additional Shares. 197,285,000 shares of Common Stock or 98.6425% of the 200,000,000 authorized shares of Common Stock of the Company are unissued. The Board of Directors has the power to issue such shares, subject to shareholder approval, in some instances. Although the Company presently has no commitments or contracts to issue any additional shares to other persons. The Company may in the future attempt to issue shares to acquire products, equipment or properties, or for other corporate purposes. Any additional issuance by the Company, from its authorized but unissued shares, would have the effect of diluting the interest of existing shareholders.

     10. Indemnification of Officers and Directors for Securities Liabilities. The laws of the State of Nevada provide that the Company could indemnify any Director, Officer, agent and/or employee as to those liabilities and on those terms and conditions as are specified in the Corporation Act of the State of Nevada. Further, the Company may purchase and maintain insurance on behalf of any such persons whether or not the corporation would have the power to indemnify such person against the liability insured against. The foregoing could result in substantial expenditures by the Company and prevent any recovery from such Officers, Directors, agents and employees for losses incurred by the Company as a result of their actions. Further, the Company has been advised that in the opinion of the Securities and Exchange Commission, indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable.

     11. Cumulative Voting, Preemptive Rights and Control. There are no preemptive rights in connection with the Company's Common Stock. Shareholders may be further diluted in their percentage ownership of the Company in the event additional shares are issued by the Company in the future. Cumulative voting in the election of Directors is not provided for. Accordingly, the holders of a majority of the shares of Common Stock, present in person or by proxy, will be able to elect all of the Company's Board of Directors.

     12. No Dividends Anticipated. At the present time the Company does not anticipate paying dividends, cash or otherwise, on its Common Stock in the foreseeable future. Future dividends will depend on earnings, if any, of the Company, its financial requirements and other factors.

ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

     The Company has inadequate cash to maintain operations during the next twelve months. In order to meet its cash requirements the Company will have to raise additional capital through the sale of securities or loans. As of the date hereof, the Company has not made sales of additional securities and there is no assurance that it will be able to raise additional capital through the sale of securities in the future. Further, the Company has not initiated any negotiations for loans to the Company and there is no assurance that the Company will be able to raise additional capital in the future through loans. In the event that the Company is unable to raise additional capital, it may have to suspend or cease operations.

     The Company does not intend to conduct any research or development of its services during the next twelve months other than as described herein. See "Business."

     The Company does not intend to purchase a plant or significant equipment.

     The Company will hire employees on an as needed basis, however, the Company does not expect any significant changes in the number of employees.

     The Company expects to earn revenues in the fourth quarter of 1999. There is no assurance, however, that the Company will earn said revenues as planned.


ITEM 3.   DESCRIPTION OF PROPERTIES.

     The Company does not own any real or personal property. The
Company's only asset is cash.

     The Company's headquarters are located P. O. Box 24140 APO, 5000 Miller Road, Richmond, British Columbia, Canada V7B 1Y3 and its telephone number is (604) 275-6519. The Company current uses office space provided by one of the directors. There is no formal lease agreement for the Company's offices.

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

     The following table sets forth the Common Stock ownership of each person known by the Company to be the beneficial owner of five percent or more of the Company's Common Stock, each director individually and all officers and directors of the Company as a group. Each person has sole voting and investment power with respect to the shares of Common Stock shown, unless otherwise noted, and all ownership is of record and beneficial.

Name and                 Number of                               Percent of
address of owner         Shares         Position                 Class

Gerald Williams          0              President and Director        0%
5728-125 A. Street
Surrey, British Columbia
Canada V3X 3G8

Brian Doutaz             0              Secretary and Director        0%
5000 Miller Road
Richmond, British Columbia
Canada V7B 1Y3

Robert Dinning           0              Treasurer and Director        0%
3910 Indian River Dr.
North Vancouver, B.C.
Canada V7G 2G7

All officers and         0                                            0%
directors as a
group (3 persons)


ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

     The officers and directors of the Company are as follows:

Name                     Age       Position

Gerald Williams          50        President and Director

Brian Doutaz             53        Secretary and Director

Robert Dinning           53        Treasurer and  Director

     Each director serves for a term of one year and the directors are elected at the annual meeting of shareholders. The Company's officers are appointed by the Board of Directors and hold office at the discretion of the Board.

Gerald Williams - President and member of the Board of Directors.

     Since March, 1999, Mr. Williams has been the President and a member of the Board of Directors of the Company. Since 1980, Mr. Williams has been the President of Sylco Investments Ltd., located in Surrey, British Columbia which is engaged in the business of providing management consulting services and raising venture capital for start-up and developing businesses.

Brian Doutaz  - Secretary and a member of the Board of Directors.

     Since May 1999, Mr. Doutaz has been Secretary and a member of the Board of Directors of the Company. Since April 1993, Mr. Doutaz has been President of Anina Capital Corp., located in Richmond, British Columbia which is engaged in the business of providing consulting services to start-up and development stage corporations.

Robert Dinning  - Treasurer and member of the Board of Directors.

     Since July 1998, Mr. Dinning has been Treasurer and a member of the Board of Directors of the Company. Since April 5, 1996, Mr. Dinning has been Chief Financial Officer and Secretary of First American Scientific Corp., a Nevada Corporation. Since 1977, Mr. Dinning has been a business consultant providing management and financial advice to a wide range of clients, including those engaged in mining and forestry, and the hospitality and leisure industry. Prior to 1977, Mr. Dinning was Vice President of Finance and Secretary of Western Broadcasting Ltd., one of the largest public broadcasting companies of Canada. Mr. Dinning is a Chartered Accountant.

ITEM 6.   EXECUTIVE COMPENSATION.

Summary Compensation.

     The following table sets forth the compensation paid by the Company from inception through December 31, 1998, for each officer and director of the Company. This information includes the dollar value of base salaries, bonus awards and number of stock options granted, and certain other compensation, if any.

                     SUMMARY COMPENSATION TABLE

                                                  Long-Term Compensation
               Annual Compensation               Awards            Payouts
                                          Securities
Names                            Other    Under    Restricted           Other
Executive                        Annual   Options/ Shares or            Annual
Officer and                      Compen-  SARs[1]  Restricted  LTIP[2]  Compen-
Principal   Year  Salary  Bonus  sation   Granted  Share       Payouts  sation
Position    Ended (US$)   (US$)  (US$)    (#)      Units (US$) (US$)    (US$)
Gerald      1998  0       0      0        0        0           0        0
 Williams   1997  0       0      0        0        0           0        0
President   1996  0       0      0        0        0           0        0

Brian       1998  0       0      0        0        0           0        0
 Doutaz     1997  0       0      0        0        0           0        0
Secretary   1996  0       0      0        0        0           0        0

Robert      1998  0       0      0        0        0           0        0
 Dinning    1997  0       0      0        0        0           0        0
Treasurer   1996  0       0      0        0        0           0        0


     The Company anticipates paying the following salaries in 1999, subject to the Company beginning profitable operations and generating sufficient revenues to pay the same:

Gerald Williams          President           1999      $60,000
Brian Doutaz             Secretary           1999      $30,000
Robert Dinning           Treasurer           1999      $   -0-

     The Company has adopted a non-qualified incentive stock option plan, however, no options have granted as of the date hereof. There are no other stock option plans, retirement, pension, or profit sharing plans for the benefit of the Company's officers and directors other than as described herein.

Option/SAR Grants.

     The following grants of stock options, whether or not in tandem with stock appreciation rights ("SARs") and freestanding SARs have been made to officers and/or directors:

                               Number of
                               Securities
                 Number of     Underlying
                 Securities    Options/SARs
                 Underlying    Granted      Exercise      Number of
                 Options       During Last  or Base       Options    Expiration
Name             SARs Granted  12 Months[1] Price ($/Sh)  Exercised  Date
Gerald Williams  500,000       500,000      $0.10         -0-        04/30/2004
                 500,000       500,000      $0.25         -0-        04/30/2004
Brian Doutaz     250,000       250,000      $0.10         -0-        04/30/2004
                 250,000       250,000      $0.25         -0-        04/30/2004

Long-Term Incentive Plan Awards.

     The Company does not have any long-term incentive plans that provide compensation intended to serve as incentive for performance.

Compensation of Directors.

     Directors do not receive any compensation for serving as members of the Board of Directors. The Board has not implemented a plan to award options to any Directors. There are no contractual arrangements with any member of the Board of Directors other than Messrs. Williams and Doutaz. See "Certain Relationships and Related Transaction."


ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     On March 15, 1999, the Company entered into a consultant agreement with Gerald Williams, President and a Director of the Company, wherein the Company has agreed to pay Mr. Williams $5,000 per month for a period of five years. The Company also granted Mr. Williams options to acquire 500,000 shares of common stock at an exercise price of $0.10 per share and 500,000 shares of common stock at an exercise price of $0.25 per share.

     On May 1, 1999, the Company entered into a consultant agreement with Brian Doutaz, a Director of the Company, wherein the Company has agreed to pay Mr. Doutaz $2,500 per month for a period of five years. The Company also granted Mr. Doutaz options to acquire 250,000 shares of common stock at an exercise price of $0.10 per share and 250,000 shares of common stock at an exercise price of $0.25 per share.

     On May 1, 1999, the Company entered into a consultant agreement with Frank Rigney, wherein the Company has agreed to pay Mr. Rigney $5,000 per month for a period of five years. The Company also granted Mr. Rigney options to acquire 500,000 shares of common stock at an exercise price of $0.10 per share and 500,000 shares of common stock at an exercise price of $0.25 per share. Mr. Rigney may be deemed a promoter of the Company.


ITEM 8.   LEGAL PROCEEDINGS.

     The Company is not a party to any pending or threatened litigation and to its knowledge, no action, suit or proceedings has been threatened against its officers and its directors.


ITEM 9.   MARKET PRICE FOR COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

     No market exists for the Company's securities and there is no assurance that a regular trading market will develop, or if developed, that it will be sustainable. A shareholder in all likelihood, there fore, will be unable to resell the securities referred to herein should he or she desire to do so. Furthermore, it is unlikely that a lending institution will accept the Company's securities as pledged collateral for loans unless a regular trading market develops.

     There are no plans, proposals, arrangements or understandings with any person with regard to the development of a trading market in any of the Company's securities. On January 4, 1999, the NASD amended its rules regarding listing of securities for trading on the Bulletin Board which it operates. Effective January 4, 1999, securities of corporations will not be listed for trading on the Bulletin Board unless the corporation files reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Accordingly, the Company's common stock will not be listed for trading on the Bulletin Board until such time as this registration is declared effective by operation of law and the Company has satisfied all outstanding comments issued by the Securities and Exchange Commission.

     As of August 31, 1999, the Company has 32 holders of record of its Common Stock.

     The Company has not paid any dividends since its inception and does not anticipate paying any dividends on its Common Stock in the foreseeable future.

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES.

     The Company has 2,715,000 shares of Common Stock issued and outstanding as of August 31, 1999. Of the 2,715,000 shares of the Company's Common Stock outstanding all shares are freely tradeable.

     In 1997, the Company sold 10,000,000 shares of its common stock to 14 investors in consideration of $10,000. Shares were sold pursuant to Reg. 504 of the Securities Act of 1933 (the "Act").

     In 1999, the Company reverse split its shares of common stock on a 1 for 10 basis, reducing the total outstanding shares from 10,000,000 to 1,000,000.

     On April 5th and 6th, 1999, the Company sold 1,715,000 shares of its common stock to 18 investors in consideration of $171,500. The shares were sold pursuant to Reg. 504 of the Act. A commission of $17,500 was paid to F.J.R. Resources Inc. All sales were made outside the United States of America.

     In March and May 1999, the Company issued options to Gerald Williams, Brian Doutaz and Frank J. Rigney to acquire up to 2,500,000 shares of common stock. The options were granted pursuant to Reg. 701 of the Act. As of the date hereof, no options have been exercise.


ITEM 11.  DESCRIPTION OF SECURITIES.

Common Stock

     The authorized Common Stock of the Company consists of 200,000,000 shares, $0.0001 par value per share. All shares have equal voting rights, are non-assessable and have one vote per share. Voting rights are not cumulative and, therefore, the holders of more than 50% of the Common Stock could, if they choose to do so, elect all of the directors of the Company.

     Upon liquidation, dissolution or winding up of the Company, the assets of the Company, after the payment of liabilities, will be distributed pro rata to the holders of the Common Stock. The holders of the Common Stock do not have preemptive rights to subscribe for any securities of the Company and have no right to require the Company to redeem or purchase their shares. The shares of Common Stock presently outstanding are fully paid and non-assessable.

Dividends

     Holders of the Common Stock are entitled to share equally in dividends when, as and if declared by the Board of Directors of the Company, out of funds legally available therefore. No dividend has been paid on the Common Stock since inception, and none is contemplated in the foreseeable future.

Transfer Agent

     The Company's transfer agent is Pacific Stock Transfer Company, 5844 South Pecos Road, Suite D, Las Vegas, Nevada 89120 and its telephone number is (702) 361-3033.


ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The laws of the state of Nevada under certain circumstances provide for indemnification of the Company's Officers, Directors and controlling persons against liabilities which they may incur in such capacities. A summary of the circumstances in which such indemnification is provided for is contained herein, but this description is qualified in its entirety by reference to the Company's Articles of Incorporation and to the statutory provisions.

     In general, any Officer, Director, employee or agent may be indemnified against expenses, fines, settlements or judgments arising in connection with a legal proceeding to which such person is a party, if that person's actions were in good faith, were believed to be in the Company's best interest, and were not unlawful. Unless such person is successful upon the merits in such an action, indemnification may be awarded only after a determination by independent decision of the Board of Directors, by legal counsel, or by a vote of the shareholders, that the applicable standard of conduct was met by the person to be indemnified.

     The circumstances under which indemnification is granted in connection with an action brought on behalf of the Company is generally the same as those set forth above; however, with respect to such actions, indemnification is granted only with respect to expenses actually incurred in connection with the defense or settlement of the action. In such actions, the person to be indemnified must have acted in good faith and in a manner believed to have been in the Company's best interest, and have not been adjudged liable for negligence or misconduct.

ITEM 13.  FINANCIAL STATEMENTS.


                      REWARD ENTERPRISES INC.
                   (A Development Stage Company)

TABLE OF CONTENTS



INDEPENDENT AUDITOR'S REPORT                                F-1

FINANCIAL STATEMENTS

 Balance Sheets                                             F-2

 Statements of Operations and Comprehensive Loss            F-3

 Statement of Stockholders' Equity                          F-4

 Statements of Cash Flows                                   F-5

NOTES TO FINANCIAL STATEMENTS                               F-6

                      WILLIAMS & WEBSTER P.S.
                    Certified Public Accountants
                     Seafirst Financial Center
        601 W. Riverside, Suite 1970, Spokane, WA 99201-0611
            Phone (509) 838-5111     Fax (509) 624-5001

Board of Directors
Reward Enterprises, Inc.
Richmond, British Columbia CANADA

                    Independent Auditor's Report

We have audited the accompanying balance sheets of Reward Enterprises, Inc. (a development stage company) as of June 30, 1999 and 1998 and the related statements of operations and comprehensive loss, cash flows, and stockholders' equity for the years then ended and for the period from December 12, 1997 (inception) to June 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Reward Enterprises, Inc. as of June 30, 1999, and 1998, and the results of its operations and its cash flows for the period from December 12, 1997 (inception) to June 30, 1999, in conformity with generally accepted accounting principles.

As discussed in Note 2, the Company has been in the development stage since its inception on December 12, 1997. Realization of a major portion of the assets is dependent upon the Company's ability to meet its future financing requirements, and the success of future operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding those matters are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


Williams & Webster, P.S.
Certified Public Accountants
Spokane, Washington
August 24, 1999

                      REWARD ENTERPRISES, INC.
                   (A Development Stage Company)
                           BALANCE SHEETS

                                    June 30,        June 30,
                                    1999            1998
ASSETS
 CURRENT ASSETS
  Cash                              $ 102,614       $      -
                                    ---------       ---------
TOTAL CURRENT ASSETS                  102,614              -

PROPERTY AND EQUIPMENT
 Computer hardware                      8,665              -
 Website                               10,000              -
 Software license                      50,000              -
                                    ---------       ---------
TOTAL PROPERTY AND EQUIPMENT           68,665              -
                                    ---------       ---------
TOTAL ASSETS                        $ 171,279       $      -
                                    =========       =========

            LIABILITIES & STOCKHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES
 Accounts payable                   $  72,500       $  10,000
                                    ---------       ---------
TOTAL CURRENT LIABILITIES              72,500          10,000
                                    ---------       ---------
TOTAL LIABILITIES                      72,500          10,000
                                    ---------       ---------
COMMITMENTS AND CONTINGENCIES              -               -
                                    ---------       ---------
STOCKHOLDERS' EQUITY (DEFICIT)
 Common stock, 200,000,000 shares
  authorized, $.01 par value;
  2,715,000 and 1,000,000 shares issued
  and outstanding, respectively        27,150          10,000
 Additional paid-in capital           154,350              -
 Subscriptions receivable             (10,000)       (10,000)
 Accumulated deficit during
  developmental stage                 (72,506)       (10,000)
 Accumulated other comprehensive
  income                                 (215)             -
                                    ---------       ---------
TOTAL STOCKHOLDERS' EQUITY
 (DEFICIT)                             98,779         (10,000)
                                    ---------       ---------
TOTAL LIABILITIES AND STOCKHOLDERS'
 EQUITY (DEFICIT)                   $ 171,279       $      -
                                    =========       =========

   The accompanying notes are an integral part of these financial statements.

                      REWARD ENTERPRISES, INC.
                   (A Development Stage Company)
           STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

                            Year            Year        Dec 12, 1997
                            Ended           Ended       (Inception)
                            June 30,        June 30,    Through
                            1999            1998        June 30, 1999
REVENUES                    $      -        $      -    $      -
                                ---------   ---------   ---------
EXPENSES
 Consulting fees                   47,500       9,000      56,500
 Commissions                           -        1,000       1,000
 Legal and professional fees       10,000          -       10,000
 Travel and entertainment           4,791          -        4,791
 Office and administration            215          -          215
                                ---------   ---------   ---------
TOTAL OPERATING EXPENSES           62,506      10,000      72,506
                                ---------   ---------   ---------
NET LOSS FROM OPERATIONS          (62,506)    (10,000)    (72,506)

OTHER COMPREHENSIVE INCOME
 Foreign currency translation
  loss                               (215)         -         (215)
                                ---------   ---------   ---------
COMPREHENSIVE LOSS              $ (62,721)  $ (10,000)  $ (72,721)
                                =========   =========   =========

NET LOSS PER COMMON SHARE       $ (0.0437)  $ (0.0100)  $ (0.0299)
                                =========   =========   =========
WEIGHTED AVERAGE NUMBER OF
COMMON STOCK SHARES OUTSTANDING 1,428,750   1,000,000   2,428,750
                                =========   =========   =========
















   The accompanying notes are an integral part of these financial statements.

                      REWARD ENTERPRISES, INC.
                   (A Development Stage Company)
                  STATEMENT OF STOCKHOLDERS' EQUITY

                               Common Stock        Additional
                            Number                 Paid-in      Subscriptions
                            of Shares  Amount      Capital      Receivable
Issuance of common stock
 in April, 1998: for
valued at $.01 per share    1,000,000   $ 10,000   $       -    $ (10,000)

Loss for year ending
 June 30, 1998                     -          -            -            -
                            ---------   --------   ----------    ---------
Balance, June 30, 1998      1,000,000     10,000           -       (10,000)

Issuance of common stock in
 May, 1999 for cash at $0.01
 per share                  1,400,000     14,000           -            -

Issuance of common stock
 May, 1999 for cash at
 $0.50 per share              315,000      3,150      154,350           -

Loss for year ending
 June 30, 1999                     -          -            -            -

Foreign translation gain
 (loss)                            -          -            -            -
                            ---------   --------   ----------    ---------
Balance, June 30, 1999      2,715,000   $ 27,150   $  154,350    $ (10,000)
                            =========   ========   ==========    =========























   The accompanying notes are an integral part of these financial statements.

                                F-4a




                      REWARD ENTERPRISES, INC.
                   (A Development Stage Company)
                  STATEMENT OF STOCKHOLDERS' EQUITY


                                              Accumulated
                                              Other          Total
                                Accumulated   Comprehensive  Stockholders'
                                Deficit       Income         Equity
Issuance of common stock
 in April, 1998: for
valued at $.01 per share        $      -      $   -          $      -

Loss for year ending
 June 30, 1998                    (10,000)        -            (10,000)
                                ---------     ------         ---------
Balance, June 30, 1998            (10,000)        -            (10,000)

Issuance of common stock in
 May, 1999 for cash at $0.01
 per share                             -          -             14,000

Issuance of common stock
 May, 1999 for cash at
 $0.50 per share                       -          -            157,500

Loss for year ending
 June 30, 1999                    (62,500)        -            (62,506)

Foreign translation gain
 (loss)                                -        (215)             (215)
                                ---------     ------         ---------
Balance, June 30, 1999          $ (72,506)    $ (215)        $  98,779
                                =========     ======         =========





















   The accompanying notes are an integral part of these financial statements.

                                 F-4b

                      REWARD ENTERPRISES, INC.
                   (A Development Stage Company)
                      STATEMENTS OF CASH FLOWS

                                Year        Year        Dec 12, 1997
                                Ended       Ended       (Inception)
                                June 30,    June 30,    Through
                                1999        1998        June 30, 1999
Cash flows from operating activities:
 Net loss                       $ (62,506)  $ (10,000)  $ (72,506)
 Adjustments to reconcile net
  loss to net cash used by
  operating activities:
  Increase in:
   Other assets                   (60,000)         -      (60,000)
   Accounts payable                62,500      10,000      72,500
                                ---------   ---------   ---------
Net cash (used) in operating
 activities                       (60,006)         -      (60,006)
                                ---------   ---------   ---------
Cash flows from investing activities:
 Purchase of property and
  equipment                        (8,665)         -       (8,665)
                                ---------   ---------   ---------
Net cash used in investing
  activities                       (8,665)         -       (8,665)

Cash flows from financing activities:
 Issuance of stock                171,500          -      171,500
                                ---------   ---------   ---------
Net increase in cash              102,829          -      102,829

 Foreign translation gain            (215)         -         (215)

Cash, beginning of period              -           -           -
                                ---------   ---------   ---------
Cash, end of period             $ 102,614   $      -    $ 102,614
                                =========   =========   =========
SUPPLEMENTAL DISCLOSURES:
 Cash paid for interest and income taxes:
  Interest                      $      -    $      -    $      -
                                =========   =========   =========
  Income taxes                  $      -    $      -    $      -
                                =========   =========   =========
NON-CASH INVESTING AND FINANCING
 Stock subscribed in exchange
  for payables                  $      -    $  10,000   $  10,000
                                =========   =========   =========


   The accompanying notes are an integral part of these financial statements.

                      REWARD ENTERPRISES INC.
                   (A Development Stage Company)
                 Notes to the Financial Statements
            For the Years Ending June 30, 1999 and 1998

NOTE 1   ORGANIZATION AND DESCRIPTION OF BUSINESS

Reward Enterprises Inc., formerly Sports Entertainment (hereinafter "the Company"), was incorporated in December 1997 under the laws of the State of Nevada primarily for the purpose of offering interactive online Internet entertainment and game playing. The name change to Reward Enterprises Inc. was effective on July 28, 1998

The Company is in the development stage and as of June 30, 1999 had not realized any significant revenues from its planned operations.

NOTE 2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Reward Enterprises Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Development Stage Activities
The Company has been in the development stage since its formation on December 12, 1997. It is primarily engaged in internet entertainment and game playing.

Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.

As shown in the accompanying financial statements, the Company incurred a comprehensive net loss of $62,721 and $10,000 for the years ended June 30, 1999 and June 30, 1998, respectively. The Company, being a developmental stage enterprise, is currently putting technology in place which will, if successful, mitigate these factors which raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

Management has established plans designed to increase the sales of the Company's products. Management intends to seek new capital from new equity securities issuances that will provide funds needed to increase liquidity, fund internal growth and fully implement its business plan.

Accounting Method
The Company's financial statements are prepared using the accrual method of accounting, with a year-end of June 30.

                      REWARD ENTERPRISES INC.
                   (A Development Stage Company)
                 Notes to the Financial Statements
             For the Years Ending June 30, 1999 and 1998
NOTE 2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loss Per share
Loss per share was computed by dividing the net loss by the weighted average number of shares outstanding during the period. The weighted average number of shares was calculated by taking the number of shares outstanding and weighting them by the amount of time that they were outstanding. Stock options, which would be antidilutive, were not used in the calculation of loss per share.

Cash and Cash Equivalents
For purposes of the Statement of Cash Flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Provision for Taxes
At June 30, 1999, the Company had a net operating loss of approximately $72,000. No provision for taxes or tax benefit has been reported in the financial statements, as there is not a measurable means of assessing future profits or losses.

Use of Estimates
The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Impaired Asset Policy
The Company evaluates the recoverability of property and equipment and intangible assets when events and circumstances indicate that such assets might be impaired. The Company determines impairment by comparing the undiscounted future cash flows estimated to be generated by these assets to their respective carrying amounts.

Year 2000
The Company, like other firms, could be adversely affected if the computer systems used by it, its suppliers or customers do not properly process and calculate date-related information and data from the period surrounding and including January 1, 2000. This is commonly known as the "Year 2000" issue. Additionally, this issue could impact non-computer systems and devices such as production equipment. At this time, because of the complexities involved in the issue, management cannot provide assurances that the Year 2000 issue will not have an impact on the Company's operations.

The Company has reviewed its technology, including software and hardware, and has determined that there will be no adverse effects to the Company's operation regarding Year 2000 issues. Management also believes that Year 2000 issues should not adversely affect the ability of its clients and customers to conduct business with the Company. Any costs associated with Year 2000 compliance are expensed when incurred.

                      REWARD ENTERPRISES INC.
                   (A Development Stage Company)
                 Notes to the Financial Statements
             For the Years Ending June 30, 1999 and 1998
NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation and amortization are provided using the straight line method over the estimated useful lives of the assets. The useful lives of property, plant and equipment for purposes of computing depreciation and amortization are five to seven years. The following is a summary of property and equipment.
                                            Cost
    Computers                               $   8,665
    Website                                    10,000
    Software license                           50,000
                                            ---------
                                            $  68,665
                                            =========

No depreciation or amortization expense has been recognized for the years ended June 30, 1999 and 1998 because the assets were not placed in service until after June 30, 1999.

NOTE 4   INTANGIBLE ASSETS

The Company has capitalized $60,000 which is the contractual cost of the website and software license purchased from an independent supplier. No portion of this software acquired at June 30, 1999 was internally developed and, accordingly, there are no internal costs associated with this software which were charged to research and development. Consistent with SOP 98-1, the costs of this software which was purchased solely for internal use and will not be marketed externally have been capitalized.

NOTE 5   COMMON STOCK

Upon incorporation, subscriptions for 10,000,000 shares of common stock were issued at $.001 per share for $10,000. In July 1999, the Board of Directors authorized a 1 for 10 reverse stock split. This decreased the number of issued and outstanding shares to 1,000,000 and increased the par value of the stock to $0.01 per share. A second share issuance Under Regulation D, Rule 504, was for 1,400,000 common shares at $.01 and 315,000 common shares at $0.50 per share for total proceeds of $171,500.

At June 30, 1999 and 1998, $10,000 in stock subscriptions were receivable and subsequently this amount was received by July 7, 1999.

NOTE 6   STOCK OPTIONS

In September 1998, the Company adopted the Reward Enterprises Inc. 1999 Directors and Officers Stock Option Plan, a non-qualified plan. This plan allows the Company to distribute up to 2,000,000 shares of common stock to officers, directors, employees and consultants through the authorization of the Company's Board of Directors.

                      REWARD ENTERPRISES INC.
                   (A Development Stage Company)
                 Notes to the Financial Statements
             For the Years Ending June 30, 1999 and 1998
NOTE 6   STOCK OPTIONS (CONTINUED)

During 1999, under Rule 701, the Company issued 2,500,000 common stock options for the services of consultants. The options issued include negotiation rights and begin vesting in June 1999, with 25% of the eligible shares vesting each year until the recipients are fully vested in their shares. The Company entered into consulting agreements with three directors of the Company. Two of the consultants will receive $5,000 per month and 500,000 common stock options exercisable at $0.10 per share and 500,000 common stock options exercisable at $0.25 per share. One director will receive $2,500 per month and 250,000 common stock options exercisable at $.10 per share and 250,000 common stock options exercisable at 0.25 per share. All options related to these agreements expire June 30, 2010. See Note 7.

The fair value of each option granted is estimated on the grant date using the Black-Scholes Option Price Calculation. The following assumptions were made in estimating fair value: Risk-free interest rate of 5% and expected life of ten years.

Following is a summary of the stock options during 1998 and 1999:

                                                Weighted
                                    Number      Average
                                    Of          Exercise
                                    Shares      Price
    Outstanding at 6-30-98                 -         -
                                    =========   =======
    Granted                         1,250,000   $  0.10
    Granted                         1,250,000   $  0.25
    Exercised                              -    $    -
    Forfeited                              -    $    -
                                    ---------   -------
    Outstanding at 6-30-99          2,500,000   $  0.18
    Options exercisable at 6-30-99  2,500,000   $  0.18
                                    =========   =======
    Weighted average fair value of
    options granted during 1999     $0.18
                                    =====

NOTE 7   RELATED PARTIES

Certain consultants who received common stock options under the Company's non-qualified stock option plan are the Company's directors and stockholders. (See Note 6). An associate of a director of the Company provides office space to the Company at no charge. The value of this space is not considered significant.

                      REWARD ENTERPRISES INC.
                   (A Development Stage Company)
                 Notes to the Financial Statements
             For the Years Ending June 30, 1999 and 1998

NOTE 8   COMMITMENTS AND CONTINGENCIES

Database Development
The Company's purchase commitment for services to develop a website at June 30, 1999 totaled $10,000, of which $5,000 was paid in 1999. As of June 30, 1999 the Company considered that the majority of the services contracted for were payable and accrued the balance owing of $5,000 as part of accounts payable.

Software License Agreement

The Company's purchase commitment for a software license agreement at June 30, 1999 totaled $50,000 of which $20,000 was paid in 1999. As of June 30, 1999 the Company considered the contract payable and accrued the balance of $30,000 as part of accounts payable.

As further consideration for the rights granted under the software license, the licensee, Reward Enterprises, Inc., will pay a royalty calculated at 30% of gross revenue until aggregate royalty payments of $100,000 have been paid. After the $100,000 has been paid, the royalty rate will be reduced to 20% of gross revenue until an aggregate $1,000,000 has been paid and, thereafter, royalty payments will be 15% of gross revenue for the balance of the term of the agreement. The term of the agreement is two years with an option to renew for another two years. Royalty payments begin at the end of the first month after the Company is no longer considered to be in the development stage.

NOTE 9 - CONCENTRATIONS

The Company maintains all of its cash accounts at a single financial institution located in Delta, British Columbia, Canada.

NOTE 10   TRANSLATION OF FOREIGN CURRENCY

The Company has adopted Financial Accounting Standard No. 52. Foreign currency translation resulted in an aggregate exchange loss of $215 for the year ended June 30, 1999. The Company recorded this transaction in the Statement of Stockholders' Equity.

NOTE 11 - SUBSEQUENT EVENTS

On July 22, 1999, the Company incorporated a subsidiary in Nevis, Eastern Caribbean under the name Reward Nevis Group, Inc. The shares are held by another subsidiary, Reward International Group Ltd,, a Bermudian company, which was incorporated August 6, 1999. Reward International Group Ltd. is wholly owned by Reward Enterprises, Inc.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

    There have been no disagreements on accounting and financial disclosures from the inception of the Company through the date of this Registration Statement.

ITEM 15.    FINANCIAL STATEMENTS AND EXHIBITS.

(a) List of Financial Statements

    Independent Auditors' Report
    Balance Sheet
    Statement of Income
    Statement of Cash Flows
    Statement of Shareholders' Equity
    Notes to Financial Statements

b)  List of Exhibits.

Exhibit No. Description

3.1             Articles of Incorporation.

3.2             Bylaws.

3.3             Amendment to the Articles of Incorporation.

4.1             Specimen Stock Certificate.

10.1            Contract with Chartwell Technologies, Inc.

27              Financial Data Schedule

99.1            Consulting Agreement - Gerald Williams

99.2            Consulting Agreement - Brian Doutaz

99.3            Consulting Agreement - Frank J. Rigney

99.4            Stock Option Plan

                             SIGNATURES

    In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                        Reward Enterprises Inc.


                        BY: /s/ Gerald Williams
                            Gerald Williams, President


     Pursuant to the requirements of the Securities Exchange Act of 1934, this Form 10-SB Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signatures              Title                   Date


/s/ Gerald Williams
Gerald Williams         President and a member  September 3, 1999
                        of the Board of Director


/s/ Brian Doutaz
Brian Doutaz            Director                September 3, 1999



/s/ Robert Dinning
Robert Dinning          Secretary/Treasurer,    September 3, 1999
                        Chief Financial Officer
                        and Director